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February 27, 2012

VIA EDGAR AND OVERNIGHT UPS DELIVERY

Ms. Sonia Barros
Special Counsel
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3010
Washington, D.C. 20549

Re:	Moody National REIT I, Inc. Post-Effective Amendment No. 7 to Registration Statement on Form S-11 File No. 333-150612

Dear Ms. Barros:

This letter sets forth the response of our client, Moody National REIT I, Inc. (“Issuer”), to the comments provided telephonically from the Staff of the U.S. Securities and Exchange Commission (“SEC”) on February 24, 2012 to the Issuer’s Post-Effective Amendment No. 7 to the Registration Statement on Form S-11 (the "Registration Statement.").  For your convenience, we have set forth below your comments followed by the relevant responses thereto.  The Issuer has filed today Pre-Effective Amendment No. 1 to Post-Effective Amendment No. 7 to the Registration Statement (“Amendment No. 1”) via EDGAR, which reflects the responses below. Please note that all page numbers provided in the responses below correspond to the pages of Prospectus Supplement No. 10 (the “Prospectus Supplement”), which is included in Amendment No. 1.

Moody National REIT I, Inc. Prospectus Supplement No. 10

1.	Comment:	Please update the financial information included in the registration statement through December 31, 2011. Please also update the information included in Prospectus Supplement No. 10 through December 31, 2011.

	Response:	The Issuer has filed with the SEC today its Annual Report on Form 10-K for the year ended December 31, 2011 (the “2011Annual Report”). The 2011 Annual Report is incorporated by reference into Amendment No. 1. Additionally, all information included in the Prospectus Supplement has been updated as of December 31, 2011.

2.	Comment:	We note the risk factor relating to potential rescission rights. Please explain why the beginning of the rescission period is March 31, 2011.

	Response:	Pannell Kerr Forster of Texas, P.C. (“PKF”) was engaged as the Issuer’s auditor on November 8, 2010. PKF’s first report regarding the Issuer’s consolidated financial statements was its audit report for the Issuer’s consolidated financial statements as of and for the years ended December 31, 2010 and 2009, which was included in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2010 filed with the SEC on March 31, 2011 (the “2010 Annual Report”). Prior to the filing of the 2010 Annual Report, Deloitte & Touche LLP had audited and reviewed the Issuer’s prior audited and interim financial statements. As a result, the Issuer believes that the rescission period begins with PKF’s first audit report, which was included in the 2010 Annual Report filed on March 31, 2011.

Atlanta • Charlotte • Dallas • Los Angeles • New York • Research Triangle • Silicon Valley • Ventura County • Washington, D.C.

Ms. Sonia Barros
February 27, 2012

3.	Comment:	Please tell us what consideration you have given to ASC 450-20-25-2, Loss Contingencies, with respect to the potential rescission rights of investors.

	Response:	On February 8-10, 2012, the Issuer was advised that its auditor, PKF, was not independent during the 2009, 2010 and 2011 fiscal years, as more fully explained in the Form 8-K filed with the SEC on February 14, 2012. As a result, from March 31, 2011 (the date PKF first provided an audit report with respect to the Issuer’s financial statements) to February 8, 2012 (the “Rescission Period”), the offer and sale of shares of the Issuer’s common stock in its continuous public offering may have failed to comply fully with Section 5 of the Securities Act, which may trigger a right of rescission under the Securities Act for investors that purchased shares of the Issuer’s common stock during the Rescission Period.

During the Rescission Period, the Issuer issued approximately 219,000 shares of its common stock, including shares issued under the Issuer’s distribution reinvestment plan. As of February 27, 2012, the Issuer has not been notified by any investors attempting to exercise the rights that may be available to them and therefore the Issuer has determined that the likelihood of a material loss due to the sale and issuance of such shares during the Rescission Period is not probable.Because the Issuer has determined a material loss is not probable, in accordance with the ASC 450-20-25-2, an estimated loss has not been accrued as of December 31, 2011 or through the date of filing the Issuer's financial statements on February 27, 2012. The Issuer has included disclosure regarding the rescission rights of investors, the number of shares issued during the Rescission Period and the Issuer’s determination that a material loss is not probable in the 2011 Annual Report.

4.	Comment:	Please provide a statement indicating the source of payment for distributions paid to date. Please also provide a statement relating to the Issuer’s earnings from the date of inception through December 31, 2011.

	Response:	The Issuer acknowledges the Staff’s comment and has revised the disclosure at page 6 of the Prospectus Supplement to clarify the source of payments for distributions. The Issuer has also included disclosure regarding its funds from operations from inception to December 31, 2011 at page 6 of the Prospectus Supplement.

5.	Comment:	Please provide a net tangible book value per share as of December 31, 2011 and information regarding dilution pursuant to Item 506 of Regulation S-K.

	Response:	The Issuer acknowledges the Staff’s comment and has included disclosure relating to the Issuer's net tangible book value per share at page 7 of the Prospectus Supplement.

6.	Comment:	With respect to the table relating to compensation paid to affiliates, please clarify the amounts paid during the periods presented and the amounts incurred but not paid during the periods presented.

	Response:	The Issuer acknowledges the Staff’s comment and has revised the disclosure at page 7 of the Prospectus Supplement to clarify the amounts incurred but not paid during the periods presented.

Should you have any further questions or require additional information, please do not hesitate to contact me at 214-922-3405.
..
Sincerely,

/s/ Gustav F. Bahn
Gustav F. Bahn

cc:	Ms. Stacie Gorman, Securities and Exchange Commission Mr. Brett C. Moody, Moody National Companies Ms. Rosemarie A. Thurston, Alston & Bird LLP